Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025, or the Annual Report, including the consolidated annual financial statements as of December 31, 2024 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; our ability to identify, evaluate and complete any strategic alternative or acquisition that yields value for our shareholders; security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and other risks and uncertainties, including those identified in the Annual Report. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

The terms “Steakholder Foods,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Steakholder Foods Ltd. and its subsidiaries, unless the context otherwise requires.

General

We are an international deep-tech food company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on alternative protein machinery production, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We aim to provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we are developing three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood.

During 2023, we focused our efforts on commercializing our three-dimensional printers and their ingredient blend supplies for plant-based foods initially. As a result, our first commercial offering is intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

In September 2024, we announced the opening of our first full-scale Demonstration Center. The state-of-the-art facility features live demonstrations of the company’s innovative 3D printers—the MX200 and HD144—showcasing real-time production of plant-based meat and seafood alternatives, and promoting customer engagement.

In September 2024, we also received a purchase order from Bondor Foods Ltd. to supply our proprietary plant-based premixes for the production of a line of white fish and salmon patties, and in October 2024, we received a purchase order from Wyler Farm Ltd. to supply premixes for the production of plant-based beef.

In November 2024, together with UMAMI Bioworks, a leading global cultivated seafood platform provider, we announced the culmination of a two-year R&D collaboration, establishing the feasibility of producing 3D-printed cultivated fish products at scalable volumes, and with the support of the Singaporean National Additive Manufacturing Innovation Cluster, or NAMIC, we aim to develop and refine 3D-printed fish fillets, targeting both local and international markets.

In December 2024, we announced the signing of a memorandum of understanding, or the MoU, with Vegefarm Co. Ltd., a prominent Taiwanese food company, for the sale of our MX200 3D printer and accompanying raw materials. Under the MoU, we are to provide Vegefarm with the MX200 printer, powered by our advanced Fused Paste Layering (FPL™) technology, and plant-based premixes designed to create high-quality meat alternatives. The Industrial Technology Research Institute (ITRI), a leading Taiwanese research institute, will support the adaptation of our product for the Taiwanese market, while Vegefarm will take on the role of commercialization, managing the production and distribution of these products, utilizing its established market presence to drive adoption and sales.

In July 2025, we announced that the first Steakholder-formulated, plant-based, white-fish kebabs and salmon patties have commenced sales at leading vegan specialty stores across Israel, under the brand name Green Future (Atid Yarok). The kebabs and patties are being manufactured by our partner Bondor Foods, following a pilot roll-out and commercial scale-up.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE - traded foodtech companies, and is a founding partner of BlueOcean Sustainability Fund, LLC, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with us to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, mergers and acquisitions, or M&A, transactions. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values.

Recent Developments

February 2025 ELOC

On February 27, 2025, we entered into an Any Market Purchase Agreement, or the ELOC Purchase Agreement, with Alumni Capital LP, or Alumni, establishing an $8 million ELOC with Alumni. Pursuant to the ELOC Purchase Agreement, we may sell to Alumni up to $8 million, or the Commitment Amount, of our ADSs, or the Purchase Notice ADSs, from time to time during the term of the ELOC Purchase Agreement.

In April 2025, in consideration for Alumni’s execution and delivery of the ELOC Purchase Agreement, we paid Alumni 34,934 ADSs, or the Commitment ADSs, as a commitment fee equal to two percent of the Commitment Amount, (based on the dollar volume-weighted average price of the ADSs preceding the issuance date) following the effective date of the registration statement to which the Purchase Notice ADSs or the Commitment ADSs relate.

Beginning in April 2025, when all conditions set forth in the ELOC Purchase Agreement were satisfied, and until the termination date described below, under the terms and subject to the conditions of the ELOC Purchase Agreement, from time to time, at our discretion, we have the right, but not the obligation, to issue to Alumni, and Alumni is obligated to purchase, the Purchase Notice ADSs, subject to certain limitations set forth in the ELOC Purchase Agreement. Specifically, from time to time, we may, at our discretion, direct Alumni to purchase on any single business day no greater than $500,000 in ADSs, unless waived upon mutual discretion between us and Alumni, up to an amount no greater than $3,000,000. The purchase price in respect of any purchase notice shall equal the lowest dollar volume-weighted average price of the ADSs during the five business days prior to the closing of any purchase thereunder, multiplied by 94%.

The ELOC Purchase Agreement also prohibits us from directing Alumni to purchase any ADSs if those ADSs, when aggregated with all other ADSs and Ordinary Shares then beneficially owned by Alumni and its affiliates, would result in Alumni and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the voting power of the Company and the number of Ordinary Shares and ADSs outstanding immediately after to the issuance of Purchase Notice ADSs.

The ELOC Purchase Agreement will automatically terminate on the earlier of (i) June 30, 2026; (ii) the date on which the ADSs cease trading on Nasdaq; and (iii) the date on which Alumni shall have purchased Purchase Notice ADSs pursuant to this ELOC Purchase Agreement for an aggregate purchase price of the Commitment Amount. The ELOC Purchase Agreement does not include any of the following: (i) limitations on our use of amounts we receive as the purchase price for the ADSs sold to Alumni; (ii) financial or business covenants; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ELOC Purchase Agreement, on March 31, 2025, we filed a registration statement on Form F-1 to which the Purchase Notice ADSs or the Commitment ADSs relate with the SEC, covering the resale of the ADSs issued or sold to Alumni under the ELOC Purchase Agreement, which was declared effective by the SEC on April 7, 2025 .

The net proceeds under the ELOC Purchase Agreement to us will depend on the frequency and prices at which we sell our ADSs, our ability to meet the conditions set forth in the ELOC Purchase Agreement and any impacts of the ownership limitations described above. We expect that any proceeds received by us from such sales of ADSs under the ELOC Purchase Agreement will be used for working capital and general corporate purposes. As of the date of this Report of Foreign Private Issuer on Form 6-K, we have not yet issued any Purchase Notice ADSs pursuant to the ELOC Purchase Agreement.

February 2025 Private Placement

On February 27, 2025, we also entered into a securities purchase agreement, or the February SPA, with Alumni, whereby Alumni purchased (i) 38,532 ADSs at a final offering price of $5.6955 per ADS, (ii) warrants to purchase up to 219,472 ADSs with an exercise price of $10.00 per ADS, or the ADS Warrants, and (iii) pre-funded warrants to purchase up to 180,940 ADSs, or February Pre-Funded Warrants, to the extent the purchase of ADSs pursuant to the February SPA would have otherwise resulted in Alumni, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding ADSs immediately following the consummation of the February SPA. Each of the February Pre-Funded Warrants was exercisable for one ADS. The February Pre-Funded Warrants were purchased for $5.695 each, had an exercise price of $0.0005 per ADS, were immediately exercisable and could be exercised at any time until all of the February Pre-Funded Warrants were exercised in full.

As of June 30, 2025 and as of the date of this Report of Foreign Private Issuer on Form 6-K, all of the February Pre-Funded Warrants have been exercised, while none of the 219,472 ADS Warrants have been exercised, and all remain outstanding.

Following the closing of the transactions contemplated pursuant to the February SPA, we filed a registration statement on Form F-3, providing for the resale of the ADSs, ADSs issuable from time to time upon exercise of the February Pre-Funded Warrants and ADSs issuable from time to time upon exercise of the ADS Warrants. The registration statement was declared effective on March 13, 2025, and we have committed to make commercially reasonable efforts to have keep it effective at all times until the holder of the ADS Warrants no longer owns any ADS Warrants or February Pre-Funded Warrants.

ADS Ratio Change

Effective as of April 28, 2025, we adjusted the ratio of the ADSs in relation to the Ordinary Shares, or the ADS Ratio Change. The adjustment changed the ratio from one (1) ADS representing one hundred (100) Ordinary Shares to a new ratio of one (1) ADS representing five hundred (500) Ordinary Shares. This ratio adjustment essentially served as a one-for-five reverse ADS split for ADS holders.

Unless otherwise noted, the financial information, share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this prospectus, including those as of dates prior to the completion of the ADS Ratio Change, have been adjusted to give effect to the ADS Ratio Change. Documents incorporated by reference into the registration statement of which this prospectus forms a part that were filed prior to April 28, 2025, do not give effect to the ADS Ratio Change.

June 2025 Private Placement, Convertible Loans and Memorandum of Understanding for Acquisition Transaction

On June 5, 2025, we entered into a securities purchase agreement, or the June 2025 Private Placement Agreement, with Gefen Capital Investments’ LP. – Series Twine, or Gefen, the controlling shareholder of Twine Solutions Ltd., or Twine, for the purchase and sale in the June 2025 Private Placement of 124,286 ADS, at an offering price of $7.00 per ADS. The June 2025 Private Placement closed on June 10, 2025.

The June 2025 Private Placement Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto. The gross proceeds to us from the June 2025 Private Placement were $870,000. We used the proceeds from the June 2025 Private Placement to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

On June 5, 2025, we entered into a convertible loan agreement, or the June 2025 Convertible Loan Agreement, with D.B.W. Holdings (2005) Ltd., or the Lender, pursuant to which the Lender provided us with a convertible loan in the amount of $870,000, or the D.B.W. CLA Loan Amount. The D.B.W. CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of May 30, 2027, or the D.B.W. Maturity Date, and may be repaid in whole or in part at any time by us. The closing of the transaction contemplated by the June 2025 Convertible Loan Agreement was June 10, 2025. We used the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

Pursuant to the June 2025 Convertible Loan Agreement, in the event that we consummate a transaction or a series of transactions pursuant to which we will acquire the entire outstanding share capital of Twine, or the Acquisition Transaction, prior to August 30, 2025, unless extended by up to thirty (30) days by written notice to us from Lender, or the Target Date, then three (3) business days following the closing of the Acquisition Transaction, or the Conversion Date, the outstanding D.B.W. CLA Loan Amount and accrued interest shall be automatically and without further action converted into our ADSs, or the D.B.W. Conversion Shares, at a conversion price of $7.00 per ADS, or the D.B.W. Conversion Price. The number and kind of D.B.W. Conversion Shares and the D.B.W. Conversion Price are subject to adjustments as set forth in the June 2025 Convertible Loan Agreement. In the event that the Acquisition Transaction is not consummated by the Target Date, the D.B.W. CLA Loan Amount shall not be converted and shall become due and payable on the D.B.W. Maturity Date. The June 2025 Convertible Loan Agreement contains customary contains representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

Pursuant to the June 2025 Private Placement Agreement and the June 2025 Convertible Loan Agreement, we agreed to file one or more registration statements with the SEC, providing for the resale of the ADSs issued in the June 2025 Private Placement and issuable pursuant to the June 2025 Convertible Loan Agreement as soon as practicable (and in any event within 90 calendar days of the date of the June 2025 Private Placement Agreement and June 2025 Convertible Loan Agreement), and to use commercially reasonable efforts to have such resale registration statement or statements declared effective by the SEC within three trading days after we or our counsel has been advised that the staff of the SEC has “no review” or no further comments, and in any case by August 31, 2025, and to keep such resale registration statement or statements effective at all times until the selling shareholders no longer own any securities being registered therein. On August 6, 2025, we filed such resale registration statement on Form F-3 with the SEC, which was declared effective by the SEC on August 13, 2025.

On June 5, 2025, we entered into a convertible loan agreement, or the Twine Convertible Loan Agreement, with Twine, pursuant to which we provided Twine with a convertible loan in the amount of $1,740,000, or the Twine CLA Loan Amount. The Twine CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of August 31, 2025 unless extended by up to thirty (30) days by written notice to us from Twine, or the Twine Maturity Date, and may not be repaid in whole or in part by Twine prior to the Twine Maturity Date without our prior written consent. The closing of the transaction contemplated by the Twine Convertible Loan Agreement was June 10, 2025. The proceeds from the Twine Convertible Loan Agreement are intended to be used by Twine to accelerate its commercial expansion.

Pursuant to the Twine Convertible Loan Agreement, in the event that we consummate the Acquisition Transaction prior to the Twine Maturity Date, or the Twine Conversion Date, we shall, subject to the provisions of the Twine Convertible Loan Agreement, have the option to either (i) leave the Twine CLA Loan Amount outstanding until Twine Maturity Date, on which date Twine will repay the Twine CLA Loan Amount in full plus interest or (ii) convert the Twine CLA Loan Amount into Series BB Preferred Shares of Twine, or the Twine Conversion Shares, or any other securities into which such Twine Conversion Shares have been converted or exchanged for prior to the Twine Conversion Date, at a conversion price of $0.02079 per Twine Conversion Share, unless adjusted in accordance with the Twine’s articles of association, or the Twine Conversion Price. In the event that the Acquisition Transaction is not consummated by the Twine Maturity Date, the Twine CLA Loan Amount shall be automatically and without further action converted into the Twine Conversion Shares at the Twine Conversion Price.

The Twine Convertible Loan Agreement contains customary representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

On June 5, 2025, we entered into a non-binding memorandum of understanding with Twine with respect to the Acquisition Transaction. The Acquisition Transaction remains subject to final due diligence, definitive agreements, approval by a general meeting of our shareholders and customary closing conditions.

July 2025 Follow-On Offering

On July 16, 2025, we offered and sold in a public offering on a best efforts basis, or the July Follow-On Offering, (i) 184,174 ADSs, (ii) 2,196,780 pre-funded warrants to purchase up to 2,196,780 ADSs, or the July Pre-Funded Warrants, and (iii) 2,380,954 warrants to purchase up to 2,380,954 ADSs, or the July Common Warrants and, together with the July Pre-Funded Warrants, the July Warrants, at a combined public offering price of $1.05 per ADS and accompanying July Common Warrant, and $1.04 per July Pre-Funded Warrant and accompanying July Common Warrant. Aggregate gross proceeds from the July Follow-On Offering (without taking into account any proceeds from any future exercises of Warrants) are approximately $2.5 million. The July Follow-On Offering closed on July 17, 2025.

The July Pre-Funded Warrants may be exercised at any time until exercised in full at an exercise price of $0.01 per ADS. The July Common Warrants have an exercise price of $1.05 per ADS, are immediately exercisable, and expire on the five-year anniversary of the date of issuance.

A holder of the July Warrants will not have the right to exercise any portion of its July Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares in excess of 4.99% of the number of the Ordinary Shares outstanding immediately after giving effect to such exercise.

As of the date of this Report of Foreign Private Issuer on Form 6-K, all of the July Pre-Funded Warrants have been exercised, while none of the 2,380,954 July Common Warrants have been exercised, and all remain outstanding.

The investors in the July Follow-On Offering entered into a definitive securities purchase agreement with the Company, or the July Purchase Agreement. The July Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the July Purchase Agreement, we agreed to abide by certain customary standstill restrictions for a period of forty-five (45) days following the closing of the July Follow-On Offering, subject to limited exceptions. In addition, subject to limited exceptions, the July Purchase Agreement provides that for a period of one year following the closing of the July Follow-On Offering, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the July Purchase Agreement.

H.C. Wainwright & Co., LLC acted as the sole placement agent, or the July Placement Agent, on a “best efforts” basis, in connection with the July Follow-On Offering. On May 20, 2025, we entered into a letter agreement with the July Placement Agent to serve as exclusive underwriter, agent or advisor in any offering of our securities for a six-month term, or the July Engagement Agreement. Under the July Engagement Agreement, we agreed to pay the July Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds received by us in the July Follow-On Offering. We also agreed under the July Engagement Agreement to reimburse the July Placement Agent $25,000 for its non-accountable expenses, up to $90,000 for legal fees and out-of-pocket expenses and for its clearing expenses in the amount of up to $15,950. Pursuant to the July Engagement Agreement, we issued to the July Placement Agent or its designees 166,667 warrants to purchase up to 166,667 ADSs, representing 7.0% of the sum of the ADSs and July Pre-Funded Warrants sold in the July Follow-On Offering, or the July Placement Agent Warrants. The July Placement Agent Warrants have substantially the same terms as the July Common Warrants issued and sold in the July Follow-On Offering, except that the July Placement Agent Warrants have an exercise price of $1.3125 per ADS (representing 125% of the combined public offering price per ADS and accompanying July Common Warrant) and will expire on July 16, 2030. The July Engagement Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The immediate net proceeds to us from the July Follow-On Offering were approximately $2.04 million, after deducting the fees and expenses of the July Placement Agent and other offering expenses payable by us. We intend to use the proceeds from the July Follow-On Offering for additional working capital, for funding the growth of our business, including for the re-purchase of our securities and for general corporate purposes.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd., or MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., MeaTech 3D Ltd. and later Steakholder Foods Ltd. Our principal executive offices are located at 5 David Fikes St., P.O. Box 4061, Rehovot 7638205 Israel. The phone number at our principal executive offices is +972-73-332-2853.

Impact of the War in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Some of our employees in Israel were called up for reserve service; however, our product and business development activities remain on track. The intensity and duration of the security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Our Operations in Israel– Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the Middle East, as well as political and economic instability, may adversely impact our business operations.” in the Annual Report for additional information.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Research and Development Expenses. Research and Development expenses decreased by 31%, from $1.6 million in the six-month period ended June 30, 2024 to $1.1 million in the six-month period ended June 30, 2025. The decrease resulted mainly from decreased manpower expenses.

Marketing Expenses. Marketing expenses decreased by 43%, from $0.7 million in the six-month period ended June 30, 2024 to $0.4 million in the six-month period ended June 30, 2025. The decrease resulted mainly from decreases in public relations expenses.

General and Administrative Expenses. General and administrative expenses decreased by 5%, from $2.0 million in the six-month period ended June 30, 2024 to $1.9 million in the six-month period ended June 30, 2025. The decrease resulted mainly from decreased manpower expenses and share-based compensation expenses.

Financial Income, Net. Net financial expenses of $0.2 million were recorded in the six-month period ended June 30, 2025, compared to a net financial income of $0.04 million in the six-month period ended June 30, 2024. The change resulted mainly from an increase in finance expenses due to a commitment fee related to the ELOC Purchase Agreement and decrease in interest income.

Total comprehensive loss. The total comprehensive loss decreased by 11.6%, from $4.3 million in the six-month period ended June 30, 2024 to $3.8 million in the six-month period ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2025, we had $1.4 million in cash and cash equivalents, compared to $1.3 million as of December 31, 2024. The increase resulted mainly from the proceeds of issuances of shares and warrants in the first half of 2025, offset by our ongoing operations. The current balance of cash and cash equivalents is not sufficient to continue our operations for at least 12 months from the date of approval of the financial statements.

Net cash used in operating activities

For the six months ended June 30, 2025, we used cash in the amount of $2.8 million in our operating activities, compared to $4.4 million for the six months ended June 30, 2024. This decrease was primarily due to a reduction in our expenses as part of our cost-reduction strategy.

Net cash used in investing activities

For the six months ended June 30, 2025, we used cash in the amount of $1.5 million in our investing activities, compared to $0.4 million for the six months ended June 30, 2024. The increase is mainly due to the provision of the convertible loan described in the Twine Convertible Loan Agreement.

Net cash provided by financing activities

For the six months ended June 30, 2025, our net cash provided by financing activities was in the amount of $4.4 million, compared to $5.9 million for the six months ended June 30, 2024. The decrease resulted from the difference between the proceeds of a warrant exercise in 2024 and the proceeds from issuance of shares and warrants and the June 2025 Convertible Loan Agreement in 2025.

Other than the Acquisition Transaction (see “Recent Developments— June 2025 Private Placement, Convertible Loans and Memorandum of Understanding for Acquisition Transaction” above for additional information), we do not currently have any specific commitments or plans for acquisitions; to the extent we do engage in acquisitions, we will do so after ensuring that we will have sufficient funds available to meet our capital requirements, and such acquisitions are likely to affect our projected cash needs. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our commercialization activities;

●	the costs of development and expansion of our operational infrastructure;

●	the costs and timing of developing technologies sufficient to allow food production equipment manufacturers and food manufacturers to product products compliant with applicable regulations;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or capital inflows from strategic partnerships. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Since inception, we have incurred significant losses and negative cash flows from operations and have an accumulated deficit of $82.5 million as of June 30, 2025. We have financed our operations mainly through fundraising from various investors.

On August 1, 2024, we entered into an At The Market Offering Agreement, or the Offering Agreement, with H.C. Wainwright & Co., LLC, as sales agent, or the Sales Agent, pursuant to which we may offer and sell, from time to time, to or through the Sales Agent, our ADSs having an aggregate offering price of up to $4.0 million. In April 2025, we increased the aggregate offering price under the Offering Agreement to $1,368,000, which did not include the ADSs having an aggregate sales price of approximately $0.7 million that were sold under the Offering Agreement as of such date. In May 2025, we increased the aggregate offering price under the Offering Agreement to $1,172,000, which did not include the additional ADSs having an aggregate sales price of approximately $0.8 million  that were sold under the Offering Agreement as of such date. We agreed to pay the Sales Agent a fixed commission rate equal to 3.0% of the gross sales price of the ADSs sold pursuant to the Offering Agreement. During the six month period ended June 30, 2025, we sold 522,017 ADSs at an average gross sales price of $3.22 per ADS for aggregate gross proceeds of $1.7 million (net proceeds of $1.6 million) under the Offering Agreement. Subsequent to June 30, 2025 and as of the date of this Report of Foreign Private Issuer on Form 6-K, we sold 143,002 ADSs at an average gross sales price of $3.80 per ADS for aggregate proceeds of $0.5 million under the Offering Agreement.

In February 2025, we entered into a securities purchase agreement with gross proceeds of approximately $1.25 million, and established an $8 million equity line of credit. In June 2025, we entered into a securities purchase agreement with gross proceeds of approximately $870,000, and we also entered into convertible loan agreements pursuant to which we received a convertible loan in the amount of $870,000 and we provided a convertible loan in the amount of $1,740,000. In addition, in July 2025, we entered into a securities purchase agreement with gross proceeds of approximately $2.5 million. However, our management expects that we will continue to generate losses and negative cash flows from operations for the foreseeable future. Consequently, our management is of the opinion that our existing cash will not be sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

Management’s plans include continuing to secure sufficient financing through the sale of additional equity securities or capital inflows from strategic partnerships, including the Acquisition Transaction. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unsuccessful in securing sufficient financing, we may need to cease operations.

Our financial statements include no adjustments for measurement or presentation of assets and liabilities, which may be required should we fail to operate as a going concern.

Research and Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research and development, patents and licenses, etc.” in the Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report other than as described in Note 2B in our Unaudited Condensed Consolidated Financial Statements as at June 30, 2025.